Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended September 30, 2006
(millions)
Operating Revenue	$5,641

Operating Expenses	4,689

Income from operations	952

Other income	78

Interest and related charges	323

Income before income taxes	707

Income taxes	246

Income from continuing operations	461

Income from discontinued operations (net of income taxes of $32)	49

Cumulative effect of change in accounting principle (net of income taxes of $3)	(4)

Net income	506

Preferred Dividends	16

Balance available for common stock	$490